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Telephone: +1-202-636-5500 Facsimile: +1-202-636-5502
Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

February 3, 2020

VIA EDGAR

John Ganley, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Corporate Loan Fund Inc.

Definitive Proxy Statement on Schedule 14A, File No. 811-08985

Dear Mr. Ganley:

On behalf of Western Asset Corporate Loan Fund Inc. (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) the Fund’s Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”). In response to the Staff’s oral comments received on January 31, 2020 (the “Comments”), the Definitive Proxy Statement includes revisions to the Fund’s amended Preliminary Proxy Statement on Schedule 14A.

In addition, we are providing the following response to the Staff’s Comments. To assist your review, we have retyped our record of the Staff’s Comments in italics below. Page references in the response correspond to the pages of the Definitive Proxy Statement. Unless otherwise defined below, terms defined in the Definitive Proxy Statement and used below shall have the meanings given to them in the Definitive Proxy Statement.

1.

Under the section “The Board Nominees Support the Board’s Diversity Efforts” on page 7, please clarify the effect the election of the Activist Fund Individuals to the Fund’s Board would have on the Board’s gender diversity.

The Fund has revised its disclosure in the Definitive Proxy Statement in response to this comment. Moreover, the Fund notes that all of the current Directors have supported the Board’s gender diversity efforts.

2.

The disclosure on page 12 states that, “A majority of the votes entitled to be cast at the Meeting, represented in person or by proxy, will constitute a quorum of stockholders at the Meeting.” Please clarify the meaning of “a majority of votes entitled to be cast.”

The Fund has revised its disclosure in the Definitive Proxy Statement in response to this comment.

Securities and Exchange Commission	February 3, 2020
3.

In the proxy card, please provide additional information for Proposal 3. In the Securities and Exchange Commission’s Compliance and Disclosure Interpretation 301.01, the staff of the Division of Corporate Finance explained the view that each proposal on a proxy card should clearly identify and describe the specific action on which shareholders are being asked to vote.

The Fund has revised the proxy card in response to this comment.

Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss the above response.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	David W. Blass, Simpson Thacher & Bartlett LLP George Hoyt, Legg Mason

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